Exhibit 14

Code of Conduct

Contents
APPLICABILITY OF THE CODE    4
Compliance with All Applicable Laws    4
ACT HONESTLY    5
Fraud and Similar Irregularities    5
Gifts and Entertainment    5
Anti-Bribery Laws    5
Anti-Trust and Competition Laws    6
Procurement Guidelines    6
Procurement Fraud    7
Protection and Proper Use of Company Assets    7
Acceptable Use of Company IT Assets    7
Record Keeping, Financial Controls and Disclosure    8
Financial Reporting    9
Document Retention    9
RESPECT OTHERS & PRESERVE TRUST    10
Equal Employment Opportunity    10
Health and Safety    10
Workplace Harassment and Violence    10
Definitions    10
ACT LIKE AN OWNER    11
Confidential Information    11
Conflicts of Interest    12
Related Party Transactions    12
Definition    12
Notice and Audit Committee Review Procedure    13
Insider Trading    14
Definition of Material Nonpublic Information    14
Specific Prohibited Activities    15
Potential Criminal and Civil Liability and/or Disciplinary Action    15
Guidelines    16
Additional Information – Directors and Executive Officers    17

Inquiries    17
DEMAND EXCELLENCE    18
Whistleblower Hotline and Reporting    18
Reporting Concerns and Complaints    18
Scope of Matters Covered by These Procedures    18
Receipt of Employee Complaints    19
Treatment of Complaints Received by Audit Committee Chairman    19
Whistleblower Hotline Response Procedures    19
No Retaliation    20
Reports of Workplace Incidents    20
Reports of Violations of Code of Conduct    21
Enforcement of Code of Conduct    21
Waivers of Code of Conduct    22
Documenting Compliance with the Code of Conduct    22
No Rights Created    22
ACKNOWLEDGEMENT FORM for Code of Conduct Recipients    23

APPLICABILITY OF THE CODE
MDC Partners Inc. and its subsidiaries and affiliates (collectively “MDC” or “The Company”) are committed to conducting its business in accordance with applicable laws, rules and regulations, and the highest standards of business ethics, and to full and accurate disclosure in compliance with applicable laws, rules and regulations. This Code of Conduct applies to all directors, officers and employees of the Company as well as “Other Relevant Persons” (a group that includes all consultants, contractors, subcontractors or the like that deal with or do business on behalf of the Company) and sets forth-specific policies and requirements to guide you in the performance of your duties.

As a director, officer or employee of the Company, you must not only comply with applicable laws, rules and regulations; you also must engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of the Company's business. Your responsibilities include helping to create and maintain a culture of high ethical standards and commitment to compliance, and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns to the attention of management and promptly addresses employee compliance concerns.

Compliance with All Applicable Laws
It is the policy of the Company to comply strictly with all laws and regulations governing its operations. You are therefore required to comply with the laws, rules and regulations that govern the conduct of the Company's business including, without limitation, all laws prohibiting insider trading, antitrust laws, money laundering, bribery and improper payments, and to report any suspected violations in accordance with the section below titled "Reports of Violations of Code of Conduct."

ACT HONESTLY

Fraud and Similar Irregularities

The Company prohibits fraudulent activities and establishes procedures to be followed concerning the recognition, reporting and investigation of suspected fraud. Fraud includes, but is not limited to:

•	Dishonest or fraudulent acts;

•	Embezzlement, forgery or alteration of monetary instruments;

•	Misappropriation of Company assets;

•	Falsification of Company records or financial statements.

Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee or officer unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is reasonable in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws, regulations or applicable policies of the other party’s organization. Please contact MDC Compliance and Risk Management regarding any gifts or proposed gifts that you are not certain are appropriate.

Anti-Bribery Laws

Practices that are considered acceptable in the commercial business environment, such as providing meals, transportation, entertainment or other things of value, may violate certain local, state, US or international laws when we are dealing with governmental officials, employees or agents (“agents”). You must not give or offer to give anything of value to governmental agents if this could be interpreted as an attempt to curry favor on behalf of the Company. You must consult the General Counsel prior to any interactions with government or quasi-government agents for business-related purposes.

The U.S. Foreign Corrupt Practices Act (“FCPA”) generally prohibits giving or offering to give money or anything of value to foreign government officials, foreign political parties or candidates for foreign political office for the purpose of influencing a foreign government in order to assist in obtaining or retaining business, or directing business to any person. This includes making any payments through intermediaries, such as sales representatives or consultants. Before making any payment or giving anything of value to a foreign official, employees and other relevant persons must consult with the Company’s General Counsel. Violations of the FCPA can result in civil and criminal penalties for both the Company and the individuals involved.

Commercial bribery of any nature is a violation of Company policy and is illegal under U.S. and international law. You are strictly prohibited from offering any form of bribe, kickback or inducement to any person.

Anti-Trust and Competition Laws

In most countries, there are laws that govern the ways in which the Company may compete. The purpose of these laws (sometimes known as “competition” or “antitrust” laws) is to prevent interference with a competitive market system. Under these laws, companies or individuals may not enter into formal or informal agreements with other companies or individuals or engage in certain other activities that unreasonably restrict competition. Illegal practices can include, among others, price fixing, allocating customers or territories or unlawfully abusing a dominant market position.

In contacts with competitors, you are generally prohibited from discussing competitively sensitive information, such as prices, pricing policies, contract terms, costs, business plans, plans with respect to renovation or acquisition of property, and other proprietary or confidential information. Such discussions or any collaboration with a competitor about competitively sensitive matters can be illegal. Particular care should be taken when attending or participating in meetings of trade associations and similar industry organizations. While discussions of some sensitive information may, under certain circumstances, be permissible, no such discussions with competitors should take place without prior approval of the General Counsel. You are required to report promptly to the General Counsel any instance in which a competitor has suggested that you collaborate with them or where you suspect someone may have inappropriately shared competitively sensitive information. If you become aware of any violations of this policy or have uncertainty surrounding acceptable use of the policies and laws stated above, please contact MDC Legal, MDC Compliance and Risk Management, and/or the Whistleblower hotline.

Procurement Guidelines

All personnel making purchasing decisions should adhere to the following process and approach for supplier/vendor selection. Supplier/Vendor selection should be a formal and structured process where there is documentation supporting the following: suppliers invited, criteria of invited suppliers against required needs, requirements for the goods or services needed. Submission documents from each supplier and final selection rationale. The tendering process must be fair and equitable and the final supplier should be selected based on objective metrics through a documented process. If you have questions, please reference MDC Procurement’s Standard Operating Procedure or contact MDC Procurement.

Procurement Fraud

Procurement fraud is defined as illegal conduct by which the offender gains an advantage, avoids an obligation or causes damage to his/her organization. Common examples of procurement fraud include:

•	Inflating contract prices and approving inflated invoices above market values. Creating false invoices for products and services that do not exist.

•	Creation of shell companies to facilitate fraudulent payments;

•	Collusion to fix bidding and bid rigging between suppliers.

Protection and Proper Use of Company Assets
You are required to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The Company's assets must only be used for legitimate business purposes. The Company’s name and names of its subsidiaries are also valuable assets that are to be protected. You must use these names only for authorized Company business and not in connection with any personal activities. This policy also applies to any and all property of the Company's clients or prospective clients with which the Company and its employees may be entrusted.

Acceptable Use of Company IT Assets
Technology offers tremendous opportunities for creative expression and access to a wealth of knowledge. This policy is not intended to create inappropriate or unreasonable restrictions on creativity, knowledge acquisition, processing and/or dissemination. However, it is necessary to set appropriate and reasonable boundaries to protect employees and the Company from illegal and/or damaging actions by individuals. This policy covers the use of Information Systems by all employees, including full-time, part-time, contract employees, freelancers and consultants working at the Company.
Employees should never use company computers, email systems, or equipment for outside business purposes, illegal or unethical activities such as creating, storing or sending contents that others may find inappropriate, offensive, or disrespectful. Employees should understand that all third party assets, including but not limited to software, may only be licensed or purchased through the Company’s IT group. When in doubt, the employee should contact his/her respective IT group.
Various information is intended for specific individuals and may not be appropriate for general distribution. Employees should exercise caution when forwarding messages. As with other forms of communication, it is everyone’s responsibility that information distributed via e-mail be directed only to those who have a need to know. Employees who release sensitive company information, whether or not the release is inadvertent, may be subject to discipline up to and including termination.

All information that exists in the Company e-mail system and Company-owned equipment is the property of the Company; including contents of files and databases. The Company reserves the right to look at the contents of accounts when violation of policy or security is suspected and in these matters senior management approval must be obtained. Any personal information or files stored on Company computer systems become the property of the Company. As such, the company reserves the right to withhold all such files and information upon termination. Refer to the IT Operations Manual for further guidance relating to IT policies. The IT Operations Manual outlines in detail, the appropriate and responsible use of the Company’s Information Systems (including computers, internet, e-mail. instant messaging, social media, file downloads, copyrighted software, account and password security, anti-virus; etc.).

Record Keeping, Financial Controls and Disclosure
It is the Company's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and Canadian securities regulators and in all other public communications made by the Company. The Company's management have the general responsibility for preparing such filings and other such communications and shall ensure that such filings and communications comply with all applicable laws and regulations. No false, misleading or deliberately inaccurate entries shall be made in the Company's books and records for any reason. It is the responsibility of Company employees to assure that all business transactions are properly authorized, accurately identified and promptly recorded in the financial statements. Individuals in supervisory positions have the added responsibility to communicate relevant policies and procedures to subordinates and to exercise care in reviewing records to ensure that full and accurate financial statements are created. Employees must also provide all necessary information to management when requested and must inform management if they become aware that information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if they have information that would affect any filings or communications to be made in the future.
All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, appropriately reflect the Company’s transactions, be promptly disclosed in accordance with any applicable laws or regulations, and must conform to both applicable legal requirements and the Company’s system of internal controls. Business records and communications often become public and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.
Administrative and accounting controls must be implemented to provide reasonable assurance that the Company is in compliance with the above requirements and that financial and other reports are accurately and reliably prepared, and fully and fairly disclose all required or otherwise material information.

Financial Reporting

As a public company, it is necessary that the Company’s filings with the U.S. Securities and Exchange Commission be accurate and timely. The Company expects employees and officers to take this responsibility very seriously and provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Company’s policy is to comply with all financial reporting and accounting regulations applicable to the Company. If any employee or officer has concerns or complaints regarding accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns to the Chief Financial Officer and/or SVP, Compliance and Risk Management.

Document Retention
The corporate records of the Company are important assets and include essentially all records you produce as an employee, whether paper or electronic. A “corporate record” may be as obvious as a memorandum, an email, a contact, or something less obvious such as a computerized desk calendar, am appointment book, or an expense records. Much of the documentation generated must be retained for specific minimum time periods which are dictated by government regulations, including, but not limited to, the Sarbanes-Oxley Act of 2002. Failure to retain such corporate records for those minimum periods could subject the Company to penalties and fines, cause the loss of rights, obstruct justice, spoil potential evidence in a lawsuit, place the Company in contempt of court, or seriously disadvantage the Company in the course of litigation.
The Company has standardized and orderly procedures for the review, retention and/or eventual destruction of corporate records, enabling the Company to identify and retain those corporate records necessary to (i) comply with all applicable legal requirements, (ii) promote efficient functioning of the Company’s business; and (iii) efficiently meet the business needs of the Company, while also enabling the Company to identify and destroy those corporate records that are no longer relevant to the conduct of that business. Document retention is a Company decision, not an individual one. Company records belong to the Company and not to the individuals who generate them. The Company expects all employees to fully comply with this any additional published records retention or destruction policies and schedules with respect to all Company documents, in all media formats, or software applications, at all times, noting, however the following exception: If you believe, or the Company informs you, that certain Company records are relevant to litigation, or potential litigation (i.e., a dispute that could result in litigation), then you must preserve those records until the Legal Department determines that the records are no longer needed. This exception supersedes any previously or subsequently established destruction schedule for those records. If you believe that this exception may apply, or have any questions regarding its potential availability, please contact the Company’s General Counsel, Mitchell Gendel, by email (mgendel@mdc-partners.com) or telephone (646) 429-1803.

For further guidance on Document Retention Standards by Type of Record, refer to the Company’s Document Retention policy or please contact the Senior Vice-President of Compliance and Risk Management, Kerry Robinson, by email (krobinson@mdc-partners.com) or telephone (646) 412-6522.

RESPECT OTHERS & PRESERVE TRUST

Equal Employment Opportunity
The Company is committed to providing a safe, orderly, diverse and tolerant work environment that is free of any discrimination. It is up to all of us to maintain this environment by granting others the same respect, cooperation and dignity that we deserve ourselves. Managers have a special responsibility to make fair decisions, encourage lawful and ethical behavior and set an example of how to conduct ourselves properly. Discrimination against any Company employee or any person with whom the Company has business dealings on the basis of race, color, religion, sex, age, marital status, national origin, sexual orientation, disability or veteran status is strictly prohibited. This applies to all areas of employment, including hiring, training, scheduling, advancement, compensation, benefits, discipline and termination.

Health and Safety
The Company strives to provide a safe and healthy work environment by following health and safety rules and practices. This includes promptly reporting accidents, injuries and unsafe working environment to the appropriate supervisor. Employees of the Company will report to work in condition to perform their duties at their best.

Workplace Harassment and Violence
Purpose is to implement policies, measures and procedures to reduce, manage and prevent harassment and violence at the Company in order to foster an environment of safety and mutual respect at all levels of the organization between all employees, co-workers, contractors, visitors and customers.

The Company takes a position of Zero Tolerance with regard to workplace harassment and violence. No employee, under any circumstances is allowed to exhibit harassing or violent behavior towards others, including but not limited to employees, clients, customers, consultants, service providers or any other third parties that are interacted with through the course of work for the Company.

Should an employee perpetrate an act of workplace harassment or violence, the Company will exercise measures in response to that employee’s behavior, up to and including termination of employment.

Definitions

The Company defines Workplace Harassment as engaging in a course of vexatious comment or conduct against a worker in a workplace that is known or ought reasonably to be known to be unwelcome. This definition of Workplace Harassment does not apply to appropriate challenges to work performance or negative job-related feedback. Extremely inappropriate or harmful delivery of criticism or expectations may meet the criteria of harassment. Workplace behavior that includes inappropriate sexual comments or conduct is included in the definition of workplace harassment.

•
Harassment - any behavior that demeans, embarrasses, humiliates, annoys, alarms or verbally abuses a person and that is known or would be expected to be unwelcome. This includes words, gestures, intimidation, bullying, or other inappropriate activities.

•	Threatening Behavior, such as shaking fists, destroying property or throwing objects.

•	Verbal or Written Threats - any expression of an intent to inflict harm.

•	Verbal Abuse - swearing, insults or condescending language.

•	Physical Attacks - hitting, shoving, pushing or kicking.

The Company defines Workplace Violence as:

•	The exercise of physical force by a person against a worker in a workplace that causes or could cause physical injury to the worker

•	An attempt to exercise physical force against a worker in a workplace that potentially could cause physical injury to the worker

•	A statement or behavior that is reasonable for a worker to interpret as a threat to exercise physical force against the worker, in a workplace, that could cause physical injury to the worker.

ACT LIKE AN OWNER

Confidential Information
You are required to maintain the confidentiality of all confidential information that you receive or become privy to in connection with the Company's business, except when disclosure is authorized or legally mandated. Confidential information includes all proprietary information that might prejudice the ability of the Company to pursue certain objectives, be of use to competitors or harmful to the Company, its suppliers or its customers, if disclosed. Confidential information also includes any information relating to the Company's business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company's securities or any information a reasonable investor would consider important in making an investment decision. You must not use confidential information for your own advantage or profit. The obligation not to disclose confidential information continues even after employment ends.

Conflicts of Interest
You may not make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless you make full disclosure of all facts and circumstances to, and obtain the prior written approval of the Company’s Chief Financial Officer and General Counsel, in the case of employees, or the Presiding Director and Chairman of the Audit Committee, in the case of directors and officers.

A "conflict of interest" arises when you take actions or have interests that conflict in any way with the interests of the Company. These conflicts may make it difficult for you to perform your work objectively and efficiently. Situations of apparent bias must be avoided. Having a conflict of interest is not a violation of the Code, but failing to disclose the conflict is. Areas that give rise to a potential conflict of interest include:

•	Ownership in a business personally or by a family member that competes directly with the Company

•	Outside employment and activities that competes directly with the Company

•	Personal opportunities/ benefits as a result of your position with the Company

•
Loans to, and guarantees of obligations of, employees incurred for personal reasons can also present conflicts of interest. Company loans to the Company’s Executive Officers and Directors are prohibited by law.

Related Party Transactions
The Company has adopted the following policy related to the review, approval or ratification of “related party transactions.” The Audit Committee will have responsibility for overseeing this Policy.

Definition

•	A “Related Party” is any Director, executive officer or 5% shareholder of MDC Partners, or any immediate family member of such persons.

•	A “Related Party Transaction” is any transaction in which the Company:

◦	was, or is proposed to be, a participant, in which a “Related Party” had, has or will have a direct or indirect material interest;

◦	and any amendment or modification to an existing Related Party Transaction, regardless of whether such transaction has previously been approved.

◦	Note: there is no minimum $ value for a Related Party Transaction to be subject to this Policy, notwithstanding SEC threshold of $120,000.

Notice and Audit Committee Review Procedure

The Company’s Directors and employees are prohibited from engaging in transactions that create a “conflict of interest”. The Company’s employees are required to report to the General Counsel and CFO (or Audit Committee Chairman) circumstances that may create or appear to create a conflict between the personal interests of the individual and the interests of the Company, regardless of the amount involved.

Any Related Party Transaction must be approved in advance by the Audit Committee; provided, however, that any ordinary course transaction in which an operating subsidiary of the Company derives revenue from a related party may be approved on an annual basis by the Audit Committee.

Notice Required. Any Director or executive officer of the Company shall notify the Company’s General Counsel and Chief Financial Officer as soon as reasonably practicable about any potential Related Party Transaction. The General Counsel and CFO shall determine whether a potential transaction or relationship constitutes a Related Party Transaction that requires compliance with this Policy and/or disclosure as a Related Party Transaction under applicable SEC rules.

Audit Committee Review. If the General Counsel and CFO determine that the transaction constitutes a Related Party Transaction, the transaction will be referred to the Audit Committee for its consideration. The Audit Committee will be provided with full details of the proposed Related Party Transaction, including:

(i)	the terms and conditions of the proposed transaction;

(ii)	the business purpose of the transaction; and

(iii)	the benefits to the Company and to the relevant Related Party.

Key Factors to Consider. The Audit Committee may consider, among other things, the following factors to the extent relevant to the Related Party Transaction:

•	The benefits of the transaction to the Company;

•	The terms of the transaction and whether they are fair (arm’s-length) and in the ordinary course of the Company’s business;

•	The size and expected term of the transaction; and

•	Other facts and circumstances that bear on the materiality of the related person transaction.

The following transactions are not Related Party Transactions

•	Executive officer compensation and benefit arrangements (including the exercise of any equity incentive awards received as compensation).

•	Director compensation arrangements approved by the Human Resources and Compensation Committee.

•	Ordinary course business travel and expenses, advances and reimbursements.

•	Indemnification payments and payments under D&O insurance policies made pursuant to MDC Partners’ By-Laws or pursuant to any agreement.

•
Any transaction between the Company and an entity in which a Related Party has a relationship solely as a director; a less than 5% equity holder; or as an employee (but no material benefit by the Related Party).

Insider Trading
This applies to all transactions in MDC’s securities; this means common stock, options for the purchase or sale of common stock, convertible debentures and any other securities MDC may issue from time to time (like preferred stock, warrants and stock options related to MDC’s stock, whether or not issued by MDC, such as exchange traded options). It applies to all executive officers of MDC, all members of MDC’s Board of Directors and all employees of MDC and its subsidiaries who receive or have access to Material Nonpublic Information (see definition below) regarding MDC. This group of people, members of their immediate families, and members of their households are sometimes referred as “Insiders.” This policy also applies to any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding MDC is an Insider for so long as the information is not publicly known. Any employee is an Insider when he or she possesses Material Nonpublic Information.

It is the policy of MDC to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

Definition of Material Nonpublic Information

Information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of securities. Both positive and negative information may be material. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•	Financial results and/or projections of future earnings or losses;

•	Gain or loss of a substantial client;

•	New equity or debt offerings;

•	Acquisitions or divestitures;

•	Significant litigation exposure due to actual or threatened litigation;

•	Major changes in senior management; and

•	Stock splits.

Specific Prohibited Activities

No Trading of Material Nonpublic Information. No director, officer or employee of MDC, and no member of such individual’s immediate family or household, may engage in any transaction involving a purchase or sale of MDC’s securities, including any offer to purchase or offer to sell, during any period starting with the date that he or she possesses Material Nonpublic Information concerning MDC, and ending at the close of business on the second Trading Day (see definition below) after the date of public disclosure of that information, or when the nonpublic information is no longer material. The term “Trading Day” means a day on which the NASDAQ or Toronto Stock Exchange is open for trading.

No Tipping.    No Insider shall disclose (“tip”) Material Nonpublic Information to any person (including family members) where the information could be used by such person to his or her profit by trading in MDC’s securities, nor can the Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in MDC’s securities.

Confidentiality of Nonpublic Information.    It is MDC's policy that employees, officers and directors should not discuss internal MDC matters or developments with anyone outside of MDC, except as required in the performance of regular employment duties. Similarly, employees, officers and directors should not discuss MDC affairs in public or quasi-public areas where conversations may be overheard (e.g., in rest rooms, elevators, restaurants, etc. or during telephone conversations on cellular phones). This prohibition applies to inquiries about MDC that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of MDC be made only through authorized individuals. If any employee, officer or director receives any inquiries of this nature, he or she should decline comment and, in accordance with MDC policy on such communications, refer the matter directly to MDC’s Chief Financial Officer.

Potential Criminal and Civil Liability and/or Disciplinary Action

1.
Liability for Insider Trading. Insiders are subject to significant monetary penalties and incarceration for engaging in transactions in MDC’s securities when they have knowledge of Material Nonpublic Information regarding MDC.

2.
Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed nonpublic information regarding MDC or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in MDC’s securities. The Securities and Exchange Commission (the “SEC”) and the Ontario Securities Commission (the “OSC”) have imposed large penalties even when the disclosing person did not profit from the trading. The SEC, OSC and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

3.
Disciplinary Actions. Employees of MDC who violate this Policy are subject to disciplinary action by MDC, which may include ineligibility for future participation in MDC’s equity incentive plans or termination of employment.

Guidelines

1.
Window Period. To ensure compliance with this Policy and applicable federal and state/provincial securities laws, MDC strongly recommends that all employees, directors and executive officers having access to MDC’s internal financial statements or other Material Nonpublic Information refrain from making any transactions for purchases or sales (or any other transactions) in MDC’s securities other than during the following period (the “Window Period”):

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The period in any quarter commencing at the close of business on the second Trading Day following the date of public disclosure of the financial results for the prior quarter or year and ending on the 20th Trading Day thereafter (or such shorter time as may be announced by the Company). If public disclosure occurs on a Trading Day before the markets close, then the date of disclosure is considered the first Trading Day following such public disclosure. If the public disclosure occurs after the markets close on a Trading Day, then the date of public disclosure is not considered the first Trading Day following the date of public disclosure.

The safest period for trading in MDC’s securities, assuming the absence of Material Nonpublic Information, is generally the first ten days of the Window Period. Periods outside the Window Period are more highly sensitive for transactions in MDC’s stock from the perspective of compliance with applicable securities laws. This is due to the fact that executive officers, directors and certain other employees, as any quarter progresses, will be increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter.

The purpose behind the recommended Window Period is to help establish a diligent effort to avoid any improper transaction. Trading outside of the window is strongly discouraged. However, if an Insider chooses to do so, he or she should be particularly careful since the presumption will be that the Insider had, at such time, access to Material Nonpublic Information. It should be noted that even during the Window Period any person possessing Material Nonpublic Information concerning MDC should not engage in any transactions in MDC’s securities until such information has been known publicly for at least two Trading Days. Although MDC may from time to time recommend during a Window Period that directors, executive officers, selected employees and others suspend trading because of developments known to MDC and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in MDC’s securities during the Window Period should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Preclearance of Trades.    MDC has determined that all executive officers and directors of MDC should refrain from trading in MDC’s securities, even during the Window Period, without first complying with MDC’s “preclearance” process. Each executive officer and director should contact MDC’s General Counsel prior to commencing any trade in MDC’s securities. MDC may also find it necessary, from time to time, to require compliance with the preclearance process from certain employees, consultants and contractors other than and in addition to executive officers and directors. Such individuals will be notified in writing of such determination.

2.
Individual Responsibility. Every employee, officer and director has the individual responsibility to comply with this Policy against insider trading, regardless of whether MDC has recommended a Window Period to that person. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in MDC’s securities. An Insider may, from time to time, have to forego a proposed transaction in MDC’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Additional Information – Directors and Executive Officers

Directors and executive officers of MDC must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities and Exchange Act of 1934, as amended. The practical effect of these provisions is that executive officers and directors who purchase and sell (or sell and purchase) MDC’s securities within a six-month period must disgorge all profits to MDC whether or not they had knowledge of any Material Nonpublic Information. Certain types of transactions (including many benefit plan transactions) are not deemed to be “purchases” or “sales” for this purpose and are therefore exempt from this short swing transaction rule, subject in some cases to certain conditions and governmental filing requirements.

Inquiries

Please direct your questions as to any of the matters discussed above to MDC’s General Counsel. Please seek clarification and guidance before you act. Do not try to resolve uncertainties on your own.

DEMAND EXCELLENCE

Whistleblower Hotline and Reporting
The Company has established a procedure to receive and promptly deal with any complaints received from employees of MDC and its Partner Companies regarding; accounting, internal controls and auditing matters (“Accounting Issues”) or laws governing our business (“Governing Laws”).

Reporting Concerns and Complaints

The Company is committed to achieving compliance with; applicable securities laws and regulations, accounting standards and internal accounting controls and governing laws. It is the responsibility of each director, officer and employee of the Company promptly to report complaints or concerns.

Any employee of the Company may submit a good faith complaint regarding Accounting Issues or failure to comply with Governing Laws, without fear of dismissal or retaliation of any kind. The Company’s Audit Committee will oversee treatment of employee concerns in this area.

In order to facilitate the reporting of employee complaints, the Audit Committee of the Board of Directors has established the following procedures for;

•	the receipt, retention and treatment of complaints received by the Company, and

•	the confidential, anonymous submission of employees’ concerns.

Scope of Matters Covered by These Procedures

These procedures relate to employee complaints and submissions relating to; any questionable Accounting Issues or failure to comply with Governing Laws;

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

•	fraud or deliberate error in the recording and maintaining of financial records of the Company;

•	deficiencies in or noncompliance with the Company’s internal accounting controls;

•	misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

•	deviation from full and fair reporting of the Company’s financial condition.

Receipt of Employee Complaints

Employees with complaints may report their concerns to either:

1.	The Chairman of the Audit Committee. Employees may forward complaints or submissions on a confidential or anonymous basis to the Chairman of the Audit Committee by regular mail addressed to:

Mr. Michael J. Kirby c/o MDC Partners 45 Hazleton Avenue Toronto, Ontario M5R 2E3
Or

2.	The Company has established a confidential telephone hotline to report any concerns. The telephone number is 1-800-886-2375. To file a report online: https://www.tnwgrc.com/mdcpartners.

Treatment of Complaints Received by Audit Committee Chairman

Upon receipt of a complaint or submission, the Chairman of the Audit Committee will:

•	determine whether the complaint pertains to Accounting Issues or Governing Laws; and

•	when possible, acknowledge receipt of the complaint to the sender.

Complaints and submissions will be reviewed under Audit Committee direction and will include such other persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.

Whistleblower Hotline Response Procedures

All received reports are communicated to the Senior Vice President of Compliance and Risk Management, Chief Financial Officer, General Counsel and Audit Committee Chairman via the third party service provider report function (e-mail) utilized by the Company. Regardless of the nature of the report, upon receipt of a complaint or concern, the following steps are taken by the SVP of Compliance and Risk Management:

•	Contact the complainant (if name has been made available) to ensure them that the Company is looking into the situation.

•	Contact the appropriate members of management of the Company to properly investigate the report, following up as needed.

•	Consult with the Audit Committee Chairman and General Counsel as needed.

•	Report the status of all reports received to the Audit Committee members quarterly.

No Retaliation

No one will be subject to retaliation because of a good faith report of a concern or complaint regarding Accounting Issues, Governing Laws or suspected misconduct. It is prohibited to discriminate against employees for making good faith reports in any of the terms and conditions of their employment, including but not limited to job assignment, promotion, compensation, training, discipline and termination. Any suspected acts of retaliation should be reported immediately to the Chairman of the Audit Committee.

This policy has been implemented to not only comply with securities regulations but also to ensure all individuals can perform their duties in a professional environment, free from inappropriate pressures or influence.

The United States’ Sarbanes-Oxley Act of 2002 (the “Act”) specifically creates protection for “whistleblowers” from certain retaliatory actions. A Reporting Person may not be disciplined, discharged, demoted, suspended, threatened, harassed, or in other ways discriminated against because of any lawful act by the Reporting Person: (1) to provide information, cause information to be provided, or otherwise assist in an investigation regarding any conduct which the Reporting Person reasonably believes constitutes a violation of federal securities laws, any rule or regulation of the Securities and Exchange Commission, or any provision of federal law relating to fraud against shareholders, when the information or assistance is provided to or the investigation is conducted by (a) a federal regulatory or law enforcement agency; (b) any member of Congress or any committee of Congress; or (c) any person with supervisory authority over the Reporting Person (or such other person working for the Company who has the authority to investigate, discover, or terminate misconduct); (2) to file, cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or about to be filed (with any knowledge of the Company) relating to an alleged violation of federal securities laws, any rule or regulation of the Securities and Exchange Commission, or any provision of federal law relating to fraud against shareholders.

Reports of Workplace Incidents

Employees are to report any incidents of violence or harassment in the workplace to the “Whistleblower Hotline” as discussed above or by speaking with the local HR representative or with a member of management. Response and follow up will be in line with response procedures as previously noted.

If immediate response is required the Company will respond to incidents of violence or harassment by:

•	Ensuring the immediate and long term safety of all employees, as much as is possible under the circumstances.

•	Immediately contacting the relevant authorities, such as 911, EMS, Police, Ambulance, Fire, etc. as required.

Employees who, with good intentions, provide information about actions they believe to be harassing or potentially harassing, will not be subject to disciplinary actions should an investigation prove their report to be unsubstantiated.

Employees who are found to have maliciously and/or intentionally wrongfully accused an individual of workplace harassment may be subject to disciplinary action up to and including termination of employment.

Employees who are found to have engaged in harassing conduct or are found to be at risk of engaging in violent conduct or who have engaged in violent conduct may be subject to discipline, suspension or dismissal.

Reports of Violations of Code of Conduct
If you know of or suspect a violation of applicable laws, rules or regulations of this Code of Conduct, you must immediately report that information to the Company’s Chief Financial Officer and General Counsel, in the case of employees, or the, Presiding Chairman of the Audit Committee, in the case of directors and officers. Reports of suspected violations should identify as many relevant facts as possible, including, if applicable:

•	the date(s) relevant to the identified issue;

•	the name of any persons involved in the identified activity;

•	the specific facts that give rise to the concerns expressed; and

•	any suggestions for resolving or dealing with the problems or issues identified.

The Company recognizes that resolving reported problems or concerns will advance the overall interests of the Company, and will help to safeguard the Company's assets, financial integrity and reputation.

No one will be subject to retaliation because of a good faith report of a suspected violation.

Enforcement of Code of Conduct

Violations of this Code of Conduct may result in disciplinary action, up to and including discharge. The Company's Audit Committee shall determine, or shall designate appropriate persons to determine appropriate action in response to violations of this Code of Conduct. Violations of this Code of Conduct may also violate certain laws.

Waivers of Code of Conduct

If you would like to seek a waiver of this Code of Conduct, you must make full disclosure of your particular circumstances to the Company’s General Counsel, in the case of employees, or the Presiding Director and Chairman of the Audit Committee, in the case of directors and officers. Any waiver of this Code of Conduct for directors or officers of the Company must be approved by the Company's Board of Directors. Amendments to and waivers of this Code of Conduct will be publicly disclosed as required by applicable laws, rules and regulations.

Documenting Compliance with the Code of Conduct

Appropriate records evidencing compliance with this Code of Conduct shall be maintained by the Company, including copies of correspondence relating to requests for, and determinations relating to, waivers of this Code of Conduct, and copies of documents relating to violations of this Code of Conduct.

No Rights Created

This Code of Conduct is a statement of certain fundamental principles, policies and procedures that govern the directors, officers and employees of the Company in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, client, supplier, competitor, shareholder or any other person or entity.

ACKNOWLEDGEMENT FORM for Code of Conduct Recipients

The undersigned, an employee of the MDC Partners (the “Company”) affiliate (the “Partner affiliate”) hereby acknowledges that he or she:

(i)	has received and reviewed a copy of the amended and restated 2015 Code of Conduct (the “Code of Conduct”) of the Company, as well as the policies referenced therein;

(ii)	has viewed the training webinar for the MDC Workplace Violence and Harassment Program (for Canadian employees only);

(iii)
understands that any questions relating to the Code of Conduct are to be directed to Mitch Gendel (mgendel@mdc-partners.com), MDC General Counsel of the    Company or Kerry Robinson (krobinson@mdc-partners.com), MDC Senior Vice-President, Compliance & Risk Management;

(iv)	has complied with the terms of the Code of Conduct, except to the extent reported in writing to the Company, in accordance with the terms of the Code of Conduct;

(v)	has reported all known or suspected violations of the Code of Conduct by others in writing to the Company, in accordance with the terms of the Code of Conduct; and

(vi)	hereby agrees to comply with the Code of Conduct.

Printed Name, Title

Signature